ORKLA THIRD QUARTER 2003

GROUP INCOME STATEMENT

	1.1.-30.9.			1.7.-30.9.	
Amounts in NOK million	**2003**	2002	2002	**2003**	2002
Operating revenues	**33 254**	31 996	42 979	**11 765**	10 545
Operating expenses	**(28 660)**	(27 572)	(37 084)	**(9 933)**	(8 928)
Ordinary depreciation and write-downs	**(1 763)**	(1 658)	(2 232)	**(606)**	(546)
Operating profit before goodwill amortisation	**2 831**	2 766	3 663	**1 226**	1 071
Ordinary goodwill amortisation and write-downs	**(398)**	(365)	(499)	**(135)**	(121)
Other revenues and expenses*	**(57)**	(20)	(143)	**(8)**	12
Operating profit	**2 376**	2 381	3 021	**1 083**	962
Profit from associates	**713**	257	305	**87**	85
Dividends	**384**	353	369	**1**	33
Portfolio gains	**(30)**	153	(95)	**72**	(26)
Financial items, net	**(655)**	(862)	(1 193)	**(177)**	(275)
Profit before tax	**2 788**	2 282	2 407	**1 066**	779
Taxes	**(753)**	(616)	(630)	**(288)**	(210)
Profit after tax	**2 035**	1 666	1 777	**778**	569
Of this minority interests	**129**	159	166	**58**	65
Profit before tax, Industry division	**1 844**	1 764	2 067	**971**	769
Profit before tax, Financial Investments division	**944**	518	340	**95**	10
Earnings per share fully diluted (NOK)	**9.2**	7.2	7.7	**3.5**	2.4
Earnings per share fully diluted, adjusted (NOK)**	**11.4**	9.0	10.6	**4.3**	2.9

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

* Other revenues and expenses totalled net NOK -57 million per third quarter 2003. This is primarily related to provision regarding improvement programmes in Orkla Foods.

** Excluding goodwill amortisation and other revenues and expenses.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY

OPERATING REVENUES


12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q
2003

OPERATING PROFIT BEFORE GOODWILL AMORTISATION


1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q
2003

MAIN TRENDS IN THE THIRD QUARTER

- Orkla's pre-tax profit was 37 % higher than in the third quarter of 2002 and totalled NOK 1,066 million.
- The Branded Consumer Goods business achieved profit growth in the third quarter, while the Chemicals business was affected by a weaker market situation. In total, Group operating profit before goodwill amortisation was 14 % higher than in the corresponding period of last year.
- Financial expenses were lower due to positive cash flow and low international interest rates.
- The continued rise on the stock markets led to an increase in the value of Orkla's investment portfolio. The return has been 14.1 % so far this year and at the end of the third quarter market value was just over NOK 1.4 billion higher than book value.

Group operating revenues in the third quarter totalled NOK 11,765 million (NOK 10,545 million)[1]. This represents underlying[2] growth of approximately 5 %, which is slightly higher than in the first six months. The Beverages business in particular achieved positive sales growth.

Operating profit before goodwill amortisation amounted to NOK 1,226 million in the third quarter, up 14 % from the corresponding period of 2002. Currency translation effects contributed about NOK 30 million to profit, but this was offset by a loss of profit from divested businesses.

Orkla Beverages achieved the strongest growth in the third quarter, with Turkey, Poland and Switzerland posting particularly strong profit growth compared with the third quarter of last year. In Russia, Baltic Beverages Holding (BBH) reported volume growth of approximately 11 %, but the decline in the value of the Russian rouble against the euro had a negative currency translation effect on operating profit.

For Orkla Foods and Orkla Brands, the profit growth reported in the second quarter continued, while profit for Orkla Media remained unchanged. The Chemicals business was affected by a decline in prices and lower demand for specialty cellulose. However, profit growth for the lignin business was still satisfactory.

Other revenues and expenses amounted to NOK -8 million net in the third quarter. Orkla Media sold newspaper businesses in Lower Silesia, Poland, at a gain of approximately NOK 50 million, but this was offset by provisions for workforce reductions in Denmark. Carlsberg Breweries also made provisions for restructuring in Sweden and Switzerland.

The contribution to profit from associated companies amounted to NOK 87 million in the third quarter, on a par with the corresponding period of last year.

Group cash flow was positive in the third quarter, amounting to NOK 824 million. Net financial expenses were down due to lower interest rates and debt levels.

The return on Orkla's investment portfolio was 14.1 % at the end of the third quarter, compared with 23.8 % for the Oslo Stock Exchange Benchmark Index and 13.3 % for the FT World Index.

As of 30 September 2003, earnings per share amounted to NOK 9.2 (NOK 7.2)[1]. Before goodwill amortisation and other revenues and expenses, earnings per share were NOK 11.4 (NOK 9.0)[1]. The increase was due to the sale of Orkla's stake in Enskilda Securities in the first quarter, profit growth for the Branded Consumer Goods business and lower financial expenses. Calculations are based on a tax charge of 27 %, which is on a par with 2002.

ORKLA FOODS

- **Satisfactory growth for Stabburet in Norway and Procordia Food in Sweden**
- **Profit for other areas better than or on a par with the third quarter of last year**
- **Stronger focus on and positive results from cost improvement programmes.**

Orkla Foods' operating revenues amounted to NOK 2,973 million in the third quarter, equivalent to underlying[2] growth of 1 % compared with the third quarter of last year. Operating profit before goodwill amortisation was NOK 286 million in the third quarter, up 20 %. The rise in profit was largely due to systematic efforts to improve competitiveness, which include stronger focus on costs. So far this year, underlying[2] operating revenues are on a par with the corresponding period of last year, but operating profit before goodwill amortisation amounted to NOK 671 million, which is 14 % higher than in the first nine months of last year.

Orkla Foods largely maintained or strengthened its market shares. The sales growth achieved by FUN Light (sugar-free cordial) was especially encouraging. In the third quarter, sales of FUN Light in Norway, Sweden and Finland grew 39 %, 28 % and 11 % respectively compared with the corresponding period of last year, largely due to innovation, advertising and improved product design.

Orkla Foods aims to implement improvement programmes that will reduce costs by NOK 500 million by the end of 2004 compared with the 2002 level. There are plans to reduce the workforce by approximately 1,000 man-years in the same period, equivalent to around 15 %. Roughly half of these reductions will take place outside the Nordic region. At the end of the third quarter, the workforce had been reduced by about 600 man-years. Further manpower reductions will largely take place through natural wastage and an almost total freeze on new appointments, but some staff will have to be laid off. All in all, the improvement programmes are proceeding according to plan.

Orkla Foods Nordic continued to do well in the third quarter. The strongest growth was achieved by the two largest divisions, Stabburet in Norway and Procordia Food in Sweden. Stabburet has succeeded in reorienting sales towards more profitable products and cost trends were good. The "Lyftet" programme, which aims to improve competitiveness, contributed to continued growth for Procordia Food. The improvement programme at Abba Seafood in Sweden is proceeding as planned.

On the whole, the companies in Orkla Foods International improved their performance during the quarter, although operating profit before goodwill amortisation remained negative. The turnaround operation at Superfish (Poland) is proceeding as anticipated. Pizza production in Budapest was wound up in the third quarter and moved to the Czech Republic.

Orkla Food Ingredients reported underlying profit growth on a par with last year. The companies in Norway and Sweden achieved positive growth.

Bakers' new production plant for bakery products in Oslo started operations in the second quarter and is functioning as anticipated. The plant will lead to more rational operations and increased production capacity, not least in the growing market for long-life bakery products.

[1] Figures in brackets are for equivalent period last year.
[2] Excluding acquisitions and divestments and currency translation effects.

	OPERATING REVENUES					OPERATING PROFIT BEFORE GOODWILL AMORTISATION				
	1.1.-30.9.		*1.1.-31.12.*	*1.7.-30.9.*		*1.1.-30.9.*		*1.1.-31.12.*	*1.7.-30.9.*	
Amounts in NOK million	**2003**	2002	2002	**2003**	2002	**2003**	2002	2002	**2003**	2002
Orkla Foods	**8 534**	8 021	11 062	**2 973**	2 692	**671**	591	902	**286**	239
Orkla Beverages	**11 335**	11 045	14 516	**4 406**	3 775	**1 144**	1 199	1 364	**660**	533
Orkla Brands	**3 450**	3 278	4 500	**1 146**	1 076	**667**	565	787	**223**	198
Orkla Media	**5 388**	5 291	7 079	**1 799**	1 671	**107**	79	148	**33**	32
Eliminations	**(138)**	(109)	(157)	**(50)**	(41)	**0**	0	0	**0**	0
Branded Consumer Goods	**28 569**	27 526	37 000	**10 274**	9 173	**2 589**	2 434	3 201	**1 202**	1 002
Chemicals	**4 526**	4 345	5 726	**1 439**	1 328	**318**	406	537	**55**	95
H.O./Unallocated/Eliminations	**(70)**	(53)	(58)	**(22)**	(22)	**(84)**	(88)	(116)	**(32)**	(30)
Industry division	**33 025**	31 818	42 668	**11 691**	10 479	**2 823**	2 752	3 622	**1 225**	1 067
Financial Investments division	**229**	178	311	**74**	66	**8**	14	41	**1**	4
Group	**33 254**	31 996	42 979	**11 765**	10 545	**2 831**	2 766	3 663	**1 226**	1 071

ORKLA BEVERAGES

- **Continued market growth in Southern Europe, weaker in the Nordic region**
- **Progress for companies in Central Europe**
- **7 % volume growth for the Carlsberg brand so far this year**

Orkla's 40 % stake in Carlsberg Breweries represented operating revenues of NOK 4,406 million in the third quarter. Adjusted for currency translation effects, operating revenues were up 12 % compared with the corresponding period of last year. Operating profit before goodwill amortisation amounted to NOK 660 million (NOK 533 million)[1] in the third quarter The rise in profit was largely ascribable to volume growth in Southern Europe and cost savings in several markets. The Polish and Turkish businesses also performed well. At the end of the first nine months, operating profit before goodwill amortisation was NOK 1,144 million. Adjusted for currency translation effects, this is 2 % lower than in the corresponding period of last year.

Operating revenues for the Northern and Western Europe[3] market region totalled DKK 7,137 million in the third quarter. Adjusted for currency translation effects, this was 4 % higher than in the corresponding period of 2002. Operating profit before goodwill amortisation was DKK 945 million (DKK 891 million)[1].

The companies in Southern Europe reported profit growth in the third quarter. Favourable weather conditions more than compensated for the generally weak economic situation in the region. The Swiss business continued to achieve profit growth as a result of improvement projects. Profit in the Nordic region was affected by weak volume growth due to a general market decline, stronger competition and pressure on prices. Profit was particularly weak in Sweden, where the Group is considering closing down one of its two production plants. In the UK, volume increased in the third quarter but underlying growth continued to be affected by pressure on prices and higher distribution costs. Market positions were somewhat weaker in certain parts of the Nordic region but were otherwise more or less maintained.

Operating revenues in the Central and Eastern Europe[3] market region totalled DKK 2,348 million in the third quarter. Adjusted for currency translation effects, this was 17 % higher than in the corresponding period of 2002. Operating profit before goodwill amortisation totalled DKK 602 million (DKK 468 million)[1]. Adjusted for currency translation effects, profit in this market region was DKK 194 million higher than in the third quarter of 2002.

For the Turkish business, the volume growth that began in the second quarter continued. Quarterly profit was up as a result of this in conjunction with an improved product mix, price increases and cost control. Profit also improved in Poland due to volume growth and cost savings. The Croatian business reported good volume and profit growth in the third quarter. Carlsberg Breweries has strengthened its position in the Balkans by acquiring the Serbian Pivara Celarevo brewery.

For BBH, operating profit before goodwill amortisation in the third quarter was on a par with the third quarter of last year measured in euro, despite negative currency translation effects due to the decline in the value of the rouble against European currencies.

In the third quarter of 2003, BBH's total beer sales volume was 9.3 million hectolitres, equivalent to volume growth of 9 % compared with the corresponding period of last year. Market growth for beer in Russia was 6 % in the third quarter. At the end of the first nine months, market growth in Russia was 4 % while BBH had achieved volume growth of 7 % and strengthened its market share. In Ukraine, market growth for beer at the end of September was 8 % while BBH's volume growth was 13 %. In the Baltic States, BBH's volumes were on a par with the overall market, where the volume of beer sales dropped 2 %.

The joint venture agreement with Chang Beverages in Asia was terminated with accounting effect from 1 July 2003. Carlsberg Breweries continued its operations in the Asian region through Carlsberg Asia as a wholly-owned subsidiary. The focus is still on growth, partly organic and partly through acquisitions. In a press release, Chang Beverages has announced that it will fight the decision to terminate the joint venture agreement and demand that it be continued. Carlsberg Breweries has rejected this claim and it is likely that the dispute will have to be settled by arbitration in London.

Operating revenues for Carlsberg Asia[3] amounted to DKK 445 million in the third quarter and operating profit before goodwill amortisation totalled DKK 167 million. Total beer volume for Carlsberg Asia was 3 % higher than in the third quarter of last year due to new business. Most companies reported underlying volume and profit growth with the exception of Hite, which was negatively affected by a decline on the market. The positive impact on profit of full consolidation in the third quarter was neutralised by negative currency translation effects.

[3] Figures for the market regions are given on a 100 % basis in DKK.

ORKLA BRANDS

- **Profit up 13 % in the third quarter**
- ***Broad-based profit growth. The main contributors were* Biscuits and Confectionery**
- **Aggressive price competition for Home and Personal Care in Norway**

Orkla Brands' operating revenues amounted to NOK 1,146 million in the third quarter, equivalent to underlying[2] growth of 3 % compared with the corresponding period of last year. Growth was on a par with the first two quarters of this year. The strongest growth was achieved by the Biscuits business in Norway and Sweden, driven by new launches. At the same time, operating revenues from Dietary Supplements continued to rise on all the main markets. Lilleborg Home and Personal Care posted marginally lower operating revenues than in the third quarter of last year, mainly due to tougher competition from private labels. At the end of the first nine months, operating revenues amounted to NOK 3,450 million and underlying[2] growth was 3 % higher than last year.

Operating profit before goodwill amortisation was NOK 223 million in the third quarter, up 13 % compared with the third quarter of last year. All businesses reported profit growth except Lilleborg Home and Personal Care. As in the previous quarter, the Biscuits and Confectionery businesses were the main contributors to profit growth, which was driven by good sales of newly launched products. Operating profit before goodwill amortisation amounted to NOK 667 million at the end of the first nine months, which is 18 % higher than in the corresponding period of last year.

On the whole, the products launched this year are performing well. The most important launches in the third quarter were in Biscuits (Gjende with Caramel, Brago Kola) and Dietary Supplements (Møllers cod liver oil for children).

Market shares for Orkla Brands remained relatively unchanged from the previous quarter, but Lilleborg Home and Personal Care experienced a certain decline. The Household Textiles business has signed a distribution agreement with ICA Norway, which will enter into force on 1 January 2004 and also entails taking over their own brand La Comfort.

ORKLA MEDIA

- **Somewhat improved results for newspapers in Norway, Denmark and Poland**
- **Sale of newspaper businesses in Lower Silesia, Poland**
- **Significant restructuring at Berlingske Tidende and BT**

Orkla Media's operating revenues amounted to NOK 1,799 million in the third quarter, equivalent to underlying[2] growth on a par with the third quarter of last year. Operating profit before goodwill amortisation was NOK 33 million in the third quarter, also on a par with the corresponding period of last year. So far this year, operating revenues amount to NOK 5,388 million, an underlying[2] decline of 1 %. Operating profit before goodwill amortisation was NOK 107 million (NOK 79 million)[1] at the end of the first nine months.

Berlingske reported higher profit in the third quarter than in the corresponding period of last year, but operating profit before goodwill amortisation remained negative. The decline in advertising revenues continued, although less strongly than before, while lower paper prices and cost cutting measures contributed to the improvement. Aggressive competition in the housing advertisement market has resulted in strong pressure on prices. The free newspaper Urban continued to perform well. Advertising revenues for the Berlingske Group as a whole were somewhat weaker than for the total market and circulation was lower than last year. A decision has been made to restructure Berlingske Tidende's newspaper product and substantially restructure BT, which will lead to significant cost reductions. There is still uncertainty about market and profit growth in Denmark, and unless there is underlying improvement in the fourth quarter it may be necessary to adjust the profit forecast for the Danish business.

Profit from Newspapers Norway in the third quarter was somewhat higher than in the corresponding period of last year, largely due to positive revenue growth and lower paper prices. Advertising volume growth (at the end of August) was better than the overall market trend, while circulation figures at the end of the first nine months were somewhat lower than last year.

Newspapers Eastern Europe reported profit growth in the third quarter as a result of cost cutting measures and lower paper prices. Advertising revenues were weaker than in the corresponding period of last year but better than the overall market. Circulation figures continued to decline, but were better than the overall market.

Orkla Press's newspaper businesses in Lower Silesia, Poland, were sold for NOK 83 million. Although they represented 7 % of sales for the Polish business, their circulation and financial growth were less strong than for the company's other Polish newspapers due to their weaker market position. Despite this fact, the sale resulted in a good gain and a satisfactory return on invested capital (12 % p.a.).

Magazines Norway reported a decline in profit compared with the corresponding period of last year. Adjusted for a different publication frequency, however, profit was higher. The magazine Her og Nå continued to make progress.

Direct Marketing posted somewhat lower operating profit than in the corresponding period of last year.

CHEMICALS

- **Good, stable results for the lignin business**
- **Other business areas affected by weak markets, which resulted in negative profit growth**
- **Improvement programmes and strict cost controls made a positive contribution**

Borregaard's operating revenues totalled NOK 1,439 million in the third quarter of 2003 and the underlying[2] figure was on a par with the third quarter of last year.

Operating profit before goodwill amortisation amounted to NOK 55 million (NOK 95 million)[1] in the third quarter. Only Borregaard LignoTech posted profit on a par with the third quarter of last year. The results for the other business areas were still affected by the weak market situation.

So far this year, operating revenues amount to NOK 4,526 million, an underlying[2] decline of 4 % compared with the first nine months of last year. Operating profit before goodwill amortisation amounts

GROUP BALANCE SHEET

Amounts in NOK million	30.9. 2003	30.9. 2002	31.12. 2002
Assets:			
Long-term assets	**27 779**	26 663	26 786
Portfolio investments etc.	**11 477**	12 064	11 998
Short-term assets	**14 934**	13 325	14 338
Total assets	**54 190**	52 052	53 122
Equity and liabilities:			
Equity and minority interests	**20 844**	19 607	18 691
Interest-bearing liabilities	**20 753**	20 947	22 443
Interest-free liabilities and provisions	**12 593**	11 498	11 988
Total equity and liabilities	**54 190**	52 052	53 122
Equity to total assets (%):			
Book	**38.5**	37.7	35.2
Including unrealised gains before tax	**40.0**	37.8	35.4

CHANGES IN EQUITY

Amounts in NOK million	*1.1.–30.9.* 2003	*1.1.–30.9.* 2002	*31.12.* 2002
Equity 1 January	**17 800**	17 969	17 969
Profit for the year after minority	**1 906**	1 507	1 611
Dividend	**0**	0	(708)
Repurchase of own shares	**(250)**	(315)	(351)
Translation difference etc.	**378**	(501)	(721)
Total	**19 834**	18 660	17 800

CASH FLOW

Amounts in NOK million	*1.1.–30.9.* 2003	*1.1.–30.9.* 2002	2002	*1.7.–30.9.* 2003	*1.7.–30.9.* 2002
Industry division:					
Operating profit	**2 367**	2 367	2 981	**1 081**	958
Depreciation and write-downs	**2 211**	2 026	2 895	**737**	663
Change in net working capital	**(90)**	(102)	195	**302**	(141)
Cash flow from operating activities	**4 488**	4 291	6 071	**2 120**	1 480
Net replacement expenditure	**(1 178)**	(1 056)	(1 843)	**(402)**	(388)
Free cash flow operating activities	**3 310**	3 235	4 228	**1 718**	1 092
Financial items, net	**(643)**	(774)	(1 143)	**(194)**	(229)
Free cash flow from Industry division	**2 667**	2 461	3 085	**1 524**	863
Free cash flow from Financial Investments division	**182**	675	715	**32**	217
Taxes paid	**(625)**	(871)	(973)	**(186)**	(87)
Miscellaneous	**27**	(185)	(207)	**33**	(99)
Cash flow before capital transactions	**2 251**	2 080	2 620	**1 403**	894
Dividends paid	**(821)**	(781)	(781)	**(25)**	(4)
Share buy back	**(250)**	(315)	(351)	**(2)**	(129)
Cash flow before expansion	**1 180**	984	1 488	**1 376**	761
Expansion investments, Industry division	**(436)**	(493)	(740)	**(159)**	(129)
Sold companies	**1 006**	74	210	**123**	0
Acquired companies	**(297)**	(937)	(1 920)	**(107)**	(109)
Net purchases/sales portfolio investments	**853**	(543)	(920)	**(409)**	45
Net cash flow	**2 306**	(915)	(1 882)	**824**	568
Currency translations net interest-bearing debt	**(964)**	992	1 498	**203**	155
Change in net interest-bearing debt	**(1 342)**	(77)	384	**(1 027)**	(723)
Net interest-bearing debt	**18 174**	19 055	19 516		

to NOK 318 million so far this year, NOK 88 million less than in the corresponding period of last year.

Borregaard LignoTech achieved good results in the field of concrete additives while the results for the specialty segments varied somewhat. On the whole, third quarter profit was on a par with the third quarter of last year. The first quarter of full operations at the new plant in South Africa has proceeded as anticipated, but the stronger South African Rand against the US dollar had a negative impact on profit.

Borregaard ChemCell reported lower profit than in the third quarter of last year. Prices for specialty cellulose remained stable, but sales volumes for these qualities were somewhat lower. A clearly weaker cellulose market and lower prices for standard paper cellulose and low sales of the new yeast extracts, resulted in negative quarterly profit for the Swiss business.

Borregaard Synthesis reported good sales growth compared with the third quarter of last year, particularly for pharmaceutical intermediates. Profit was nevertheless lower than last year due to production problems in Italy and costs related to several restructuring projects. The cost level for Fine Chemicals is being reduced to adapt it to the difficult market situation.

Denofa posted weak profit in the third quarter. This was largely due to a lower industrial crushing margin and lower volume in connection with trading in soya beans. The market for edible oils in Norway was stable in comparison with last year. Improvement programmes and strict cost controls partially compensated for weak markets.

Profit for Borregaard Energy was lower than in the third quarter of last year. Higher market prices partially offset the loss on financial power trading and lower own production.

FINANCIAL INVESTMENTS

After rising 16.5 % in the first half of 2003, the Oslo Stock Exchange Benchmark Index rose a further 6.3 % in the third quarter. The Index was therefore 23.8 % higher than at the beginning of the year. The international markets also rose in the third quarter, and the FT World Index has risen 13.3 % so far this year. The return on Orkla's investment portfolio has been 14.1 % so far this year.

Book profit before tax for the Financial Investments division amounted to NOK 95 million (NOK 10 million)[1] in the third quarter. Realised gains in the third quarter totalled NOK 72 million, compared with a loss of NOK 26 million last year. Dividends received amounted to NOK 1 million for the quarter (NOK 24 mil-

If undelivered, please return to:
Orkla ASA, Shareholder service
P.O. Box 423 Skøyen, NO-0213 Oslo, Norway

lion)[1]. Profit so far this year amounted to NOK 944 million (NOK 518 million)[1]. The gain on the sale of Orkla's stake in Enskilda Securities, which amounted to NOK 513 million, was taken to income in the first quarter.

Net purchases of shares totalled NOK 403 million in the third quarter, the largest transaction being the purchase of Telenor shares for just over NOK 200 million. So far this year, net sales of shares (excluding Enskilda Securities shares) amount to NOK 835 million.

After Orkla decided not to convert its loan to Norway Seafoods Holding (NWSH) into shares, the loan fell due on 30 September 2003. It was not repaid as anticipated on the due date. Since the end of the third quarter, Orkla, NWSH and its most important financial creditors have entered into an agreement concerning refinancing of the loan. When the agreement is finalised, NOK 150 million of the loan will be repaid to Orkla and a security package will be established for the remainder of the loan, which will run until 31 December 2004 at the latest.

The net asset value of the investment portfolio increased by NOK 436 million in the third quarter and by NOK 1,594 million so far this year. At the end of the third quarter, the net asset value of the portfolio amounted to NOK 11,834 million. As of 30 September, the market value of the portfolio was NOK 12,768 million and investments outside Norway accounted for 33.2 %. Unrealised gains totalled NOK 1,418 million.

CASH FLOW AND FINANCIAL SITUATION

Free cash flow from operations amounted to NOK 1,718 million in the third quarter, up NOK 626 million compared with the third quarter of last year. Carlsberg Breweries had particularly high cash flow, mainly due to a reduction in working capital and income from the sale of buildings in the UK and Sweden.

Expansion investments in Carlsberg Breweries companies accounted for a majority of the Industry division's expansion investments, which totalled NOK 159 million. Net acquisitions, which were also largely associated with acquisitions in the Beverages business, amounted to NOK 107 million. Divestments totalled NOK 123 million for the quarter and were largely related to Orkla Media's sale of a real estate company in the Berlingske Group. Settlement for Orkla Media's sale of newspaper businesses in Poland will be posted in the fourth quarter.

The Group's net purchases of portfolio shares amounted to NOK 403 million for the quarter. As of 30 September 2003, net sales of portfolio shares and settlement for the sale of Enskilda Securities had made a significant contribution to net cash flow.

The Orkla Group's net cash flow in the third quarter amounted to NOK 824 million. As a result of a minor increase in the value of the Norwegian krone since the second quarter of 2003, liabilities in NOK were reduced by NOK 203 million. The total effect on net interest-bearing liabilities was therefore a reduction of NOK 1 billion.

The Group's average borrowing rate has been 4.7 % (5.5 %)[1] so far this year. As of 30 September 2003 the percentage of interest-bearing liabilities at floating interest rates was 75 %. Interest-bearing liabilities are mainly in NOK, SEK, EUR, DKK, USD and GBP.

Currency translation differences on equity capital were equivalent to a positive effect of NOK 378 million, and as of 30 September 2003 the equity to total assets ratio was 38.5 %, up 1.4 percentage points for the quarter and 3.3 percentage points so far this year.

OTHER MATTERS

Orkla has decided to change its collective service pension schemes in Norway from defined benefit schemes to defined contribution schemes. This change will take effect from 1 January 2004 and has the full support of employees' representatives. The Group's pension costs in Norway will not be significantly affected by the change.

OUTLOOK

The economic prospects for 2003 did not change significantly in the third quarter and the Board of Directors continues to anticipate a certain improvement in overall profit for Orkla Foods, Orkla Brands and Orkla Beverages. The Chemicals business is exposed to a weaker market situation and there are no signs of any significant changes in market conditions up to the end of the year. The fourth quarter is the most important period for the Media business and there is still a considerable amount of uncertainty about how the Danish advertising markets will develop, while cost-cutting measures will gradually have a stronger impact.

Measured in DKK, Carlsberg Breweries estimates that annual operating profit before goodwill amortisation will be approximately 5 % lower than last year. In local currencies this represents growth of 5 %, but profit for Orkla Beverages measured in NOK is expected to remain more or less unchanged. This adjustment is primarily ascribable to BBH, which is expected to achieve somewhat lower profit than previously anticipated. In addition to this, it is possible that provisions may have to be made for further restructuring in the fourth quarter, including in Sweden.

Interest and currency rates are expected to have a positive impact in the fourth quarter in comparison with last year.

Oslo, 6 November 2003
The Board of Directors of Orkla ASA

ORKLA